[redacted]

10029628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2010
Washington, DC
104

SEC FILE NUMBER
8- 40178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

33 Union Street, Boston, MA 02108-2406

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Ennis (617) 367-4300

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahn, Litwin, Renza & Co., Ltd.

(Name - if *individual, state last, first, middle name*)

800 South Street, Suite 300, Waltham, MA 02453

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, David M. Ennis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AI Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

C. EXP. 8/15/14

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

Financial Statements
and Supplementary Information

Years Ended December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2009 and 2008

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AI Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of AI Securities, Inc. (a wholly-owned subsidiary of Affirmative Investments, Inc.) (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of AI Securities, Inc. as of December 31, 2008 were audited by other auditors whose report dated February 19, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such 2009 information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 22, 2010

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 9,861	$ 158,367
Total Assets	**$ 9,861**	**$ 158,367**
Stockholder's Equity		
Common stock	$ 10	$ 10
Retained earnings	9,851	158,357
Total Stockholder's Equity	**$ 9,861**	**$ 158,367**

See accompanying notes to financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Consulting and management fees	$ 8,600	$ 895,361
Interest income	203	122
	8,803	**895,483**
Expenses:		
Management fee, related party	-	739,000
Accounting	6,144	3,376
Filing fees	1,165	1,080
Office expenses	-	667
	7,309	**744,123**
Net income	**$ 1,494**	**$ 151,360**

See accompanying notes to financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Shares	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2007	**1,000**	**$ 10**	**$ 6,997**	**$ 7,007**
Net income	-	-	151,360	151,360
Balance at December 31, 2008	**1,000**	**10**	**158,357**	**158,367**
Net income	-	-	1,494	1,494
Distributions	-	-	(150,000)	(150,000)
Balance at December 31, 2009	**1,000**	**$ 10**	**$ 9,851**	**$ 9,861**

See accompanying notes to financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities:		
Net income	$ 1,494	$ 151,360
Net cash provided by operating activities	**1,494**	**151,360**
Cash Flows From Financing Activities:		
Distributions	(150,000)	-
Net cash used by financing activities	**(150,000)**	**-**
Net (decrease) increase in cash	**(148,506)**	**151,360**
Cash, beginning of year	**158,367**	**7,007**
Cash, end of year	**$ 9,861**	**$ 158,367**

See accompanying notes to financial statements and independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of AI Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations
The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of Affirmative Investments, Inc. (the Parent).

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement and an additional contingent fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, transaction, etc. is finalized. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed. Additionally, the Company recognizes monitoring fees based on contract terms.

Income Taxes
The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2006, 2007 and 2008 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

In 2009, the Company adopted authoritative guidance pertaining to uncertain tax positions. Such adoption did not impact the Company's financial position or results of operations.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 22, 2010, which is the date these financial statements were available to be issued.

2. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

3. Common Stock

At December 31, 2009, there were 15,000 shares of common stock, $.01 par value, of which 1,000 were issued and outstanding.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's net capital as computed under Rule 15c3-1 was $9,861 and $158,367 at December 31, 2009 and 2008, respectively, which exceeded required net capital of $5,000 by $4,861, and $153,367, respectively, and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filings for those years. The ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 was 0%.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008

5. Related Party Transactions

Pursuant to an expense sharing agreement, effective January 1, 2005, the Company pays management fees for the expenses incurred on its behalf to its Parent. As per the expense sharing agreement, the management fee includes allocations of office rent, personnel costs, and general office overhead, financial consulting for housing development and the costs associated with structuring, syndicating, and placement of limited partnerships. The Company transfers money to the Parent throughout the year towards its management fee. Additionally, it states that the Company agreed not to make any distributions or transfers of funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements.

Management fees paid to the Parent for the year ended December 31, 2008 was $739,000. During 2009 and 2008, the Company received management fees from the Parent totaling $8,600 and $1,200, respectively.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2009 and 2008

	2009	2008
Aggregate indebtedness	**$ -**	**$ -**
Net Capital:		
Common stock	$ 10	$ 10
Retained earnings	9,851	158,357
Net capital, as defined	**$ 9,861**	**$ 158,367**
Net capital requirement	**$ 5,000**	**$ 5,000**
Net capital in excess of requirement	**$ 4,861**	**$ 153,367**
Ratio of aggregate indebtedness to net capital	**0%**	**0%**

No material differences existed between the Company's net capital calculated above and the amount reported on the December 31, 2009 and 2008 unaudited Form X-17A-5 Part II filings.

See accompanying independent auditors' report.

AI SECURITIES, INC.
(A SUBSIDIARY OF AFFIRMATIVE INVESTMENTS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Years Ended December 31, 2009 and 2008

AI Securities, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

INDEPENDENT AUDITORS' RERPORT ON INTERNAL CONTROL

To the Board of Directors of
AI Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of AI Securities, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 22, 2010